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                                January 16, 2024

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted December
21, 2023
                                                            CIK No. 0001964314

       Dear Lim Chwee Poh:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 21, 2023

       Cover Page

   1. Please revise the resale prospectus cover page to clearly disclose that the secondary offering is contingent
upon the closing of the primary offering and the listing of your
                                                        Ordinary Shares on the
Nasdaq Capital Market.
       Exhibit 23.1
       Consent of Independent Registered Public Accounting Firm, page II-4

   2. The consent refers to the "report dated December 18, 2023." Please have your auditor revise its consent to
reconcile to the date of the audit report prior to publicly filing your registration statement
on Form F-1.
 Lim Chwee Poh
JBDI Holdings Limited
January 16, 2024
Page 2
Exhibits

3. We note you removed a number of exhibits to be filed by amendment from your exhibit list. Please revise to include the removed exhibits or advise as to why each exhibit should not be included.
       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameLim Chwee Poh
                                                            Division of
Corporation Finance
Comapany NameJBDI Holdings Limited
                                                            Office of
Manufacturing
January 16, 2024 Page 2
cc:       Henry F. Schlueter, Esq.
FirstName LastName